Exhibit 23.1

Provectus Biopharmaceuticals, Inc.

Knoxville, Tennessee

We hereby consent to the incorporation by reference in the Prospectus constituting a part of the Company’s Registration Statement on Form S-3 (SEC File No. 333-205704) of our reports dated March 30, 2016, relating to the consolidated financial statements and the effectiveness of Provectus Biopharmaceuticals, Inc.’s internal control over financial reporting appearing in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015, which are incorporated by reference in that Prospectus. Our report on the effectiveness of internal control over financial reporting expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

/s/ BDO USA, LLP

Chicago, Illinois

August 25, 2016